Pruco Life Insurance Company

RIDER TO PROVIDE ACCELERATION OF DEATH BENEFIT FOR SURVIVORSHIP

Exercise of an accelerated benefit option under this rider will cause a reduction in, or elimination of, the contract's death benefit, cash value, and loan value. Premiums or charges needed to keep the policy in force will also be reduced based on the reduced death benefit.

Benefits under this rider are intended to receive favorable tax treatment under the Internal Revenue Code Section 101 (g)(1). Accelerated benefit payments due to chronic illness are subject to limits imposed by the federal government and any amounts received in excess of these limits are includible in gross income. The rider is not intended to be a qualified long-term care insurance contract under section 7702B of the Internal Revenue Code nor is it intended to eliminate the need for insurance of these types. Any benefit received under this rider may impact the recipient's eligibility for Medicaid or other governmental benefits. In some circumstances, receipt of accelerated benefits paid under the rider may be taxable as income. We do not provide tax advice. Before electing an accelerated benefit, you should seek the help of a professional tax advisor for assistance with any questions you may have.

RIDER BENEFIT
This rider provides for an acceleration of the death benefit if the Insured(s) are chronically ill or terminally ill. Subject to the provisions of this rider and the rest of the policy, we will make the payments described below if all of the conditions for eligibility have been met. The payment of the accelerated death benefit is not conditioned on the receipt of long-term care or medical services, and there are no restrictions or limitations on the use of the accelerated death benefit proceeds.

DEFINITIONS
Where this rider uses terms found in the policy, unless otherwise defined in this rider the terms will have the same meaning as in the policy. The following additional definitions apply to the rider:

Accelerated Benefit - the advance payment of some or all of the death proceeds payable under a life insurance policy when certain eligibility criteria are met.

Activities of Daily Living include the following activities:

1.	Bathing - washing oneself by sponge bath or in either a tub or shower, including the task of getting into or out of the tub or shower.

2.
Continence - the ability to maintain control of bowel or bladder function or, when unable to maintain control of bowel or bladder function, the ability to perform associated personal hygiene, including caring for a catheter or colostomy bag.

3.	Dressing - putting on and taking off all items of clothing and any necessary braces, fasteners or artificial limbs.

4.	Eating - feeding oneself by getting food into the body from a receptacle, such as a plate, cup, or table or by feeding tube or intravenously.

5.	Toileting - getting to and from the toilet, getting on and off the toilet, and performing associated personal hygiene.

6.	Transferring - the ability to move into or out of a bed, chair or wheelchair.

Benefit Payment - the periodic or lump sum payment of the accelerated benefit as described in this rider.

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Benefit Year - a period of twelve months that begins on the monthly date on or following the date all conditions for eligibility have been satisfied. Subsequent benefit years will begin no earlier than the end of the current benefit year.

Benefit Size Discount Factor - a discount factor applied to the monthly charge on policies with high death benefits. The initial benefit size discount factor can be found in the contract data pages of the policy.

Chronically Ill - the Insured(s) has (have) been certified by a licensed health care practitioner(s) as:

1.	being unable to perform (without substantial assistance from another individual) at least two activities of daily living for a period of at least 90 days due to a loss of functional capacity, or

2.	requiring substantial supervision for protection from threats to health and safety due to severe cognitive impairment.

Elimination Period - a period of 90 consecutive days after which you become eligible to receive accelerated benefit payments if all conditions for eligibility are met and we have approved the claim. The elimination period begins when we receive written certification that the Insured(s) is (are) chronically ill. The elimination period does not apply to terminal illness claims, but if one Insured is chronically ill and the other Insured is terminally ill, in some circumstances, you will not be eligible to receive accelerated benefit payments until the elimination period has been satisfied and all other conditions for receipt of the benefit have been met (see Wavier of Elimination Period).

Initial Daily Benefit Limit - the IRS Per Diem limitation in effect on the contract date.

Insured - while both Insureds are living, Insured will mean each individual named as the Insureds on the first page of the policy. After the death of one of the Insureds, “Surviving Insured” will mean the living Insured (see Surviving Insured). The Insured(s) need not be the owner(s).

Licensed Health Care Practitioner - a physician (as defined in section 1861(r)(1) of the Social Security Act), or any registered nurse, licensed social worker, or other individual whom the United States Secretary of the Treasury may prescribe by regulation. The licensed health care practitioner(s) must be acting within the scope of his/her license when providing a certification that the Insured(s) is (are) chronically ill and may not be either of the Insureds, the policyowner, or a family member of the policyowner or either Insured. In the event a chronic illness claim is being submitted while both Insureds are living, each Insured may have their own licensed health care practitioner.

Licensed Physician - a physician (as defined in section 1861(r)(1) of the Social Security Act). The licensed physician(s) must be acting within the scope of his/her license when providing a certification that the Insured(s) is (are) terminally ill and may not be either of the Insureds, the policyowner, or a family member of the policyowner or either Insured. In the event a terminal illness claim is being submitted while both Insureds are living, each Insured may have their own licensed physician.

Lifetime Benefit Amount - the maximum amount that can be accelerated during the lifetime of the Insured(s) under the Chronic Illness Option of this rider. The lifetime benefit amount is determined when the initial benefit year begins.

Maximum Monthly Benefit Payment - the maximum amount that may be paid to you on a monthly basis once a claim has been approved. This payment amount will be recalculated at the beginning of every benefit year.

Monthly Benefit Percent - a factor used in the calculation of the Maximum Monthly Benefit Payment. It is set at issue and will not change. The Monthly Benefit Percent can be found in the contract data pages.

Monthly Date - the contract date and the same date as the contract date in each later month.

Per Diem Limitation - a maximum allowable amount declared annually by the Internal Revenue Service for chronic illness payments under section 7702B of the Internal Revenue Code.

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Recertification - a signed statement completed by a licensed health care practitioner(s) or a licensed physician, at your or one or both of the Insured's expense, certifying that the Insured(s) is (are) chronically ill or terminally ill as defined in this rider. The written recertification must include due proof of chronic illness of the Insured(s); or one Insured's terminal illness and the other Insured's chronic illness. Recertification for each living Insured must be received each year in order for you to continue receiving benefit payments under the Chronic Illness Option beyond a benefit year. The recertification will be effective as of the start of the new benefit year.

Reduction Factor - equals 1 minus the quotient of the gross chronic illness benefit payment amount divided by the death benefit prior to payment.

Severe Cognitive Impairment - a loss or deterioration in intellectual capacity that is (a) comparable to (and includes) Alzheimer's disease and similar forms of irreversible dementia, and (b) measured by clinical evidence and standardized tests that reliably measure impairment in the individual's (i) short-term or long-term memory, (ii) orientation as to people, places, or time, and (iii) deductive or abstract reasoning.

Substantial Assistance - hands-on assistance and standby assistance. Hands-on assistance means the physical assistance of another person without which the individual would be unable to perform the activity of daily living. Standby assistance means the presence of another person within arm's reach of the individual that is necessary to prevent, by physical intervention, injury to the individual while the individual is performing the activity of daily living.

Substantial Supervision - continual supervision by another person that is necessary to protect the severely cognitively impaired individual from threats to health or safety.

Surviving Insured - the Insured who is still living after the other Insured has died.

Terminally Ill - the Insured(s) has (have) a medical condition that is reasonably expected to result in death of the Insured(s) within 6 months or less.

Written Certification - for terminal illness, a signed statement completed by a licensed physician(s), at your or one or both of the Insured's expense, certifying that the Insured(s) is (are) terminally ill as defined in this rider. For chronic illness, a signed statement completed by a licensed health care practitioner(s), at your or one or both of the Insured's expense, certifying that the Insured(s) is (are) chronically ill as defined in this rider. The written certification must also include due proof of terminal illness or chronic illness of the Insured(s). Certification for each chronic illness claim will be effective as of the first day of the benefit year.

ENTIRE CONTRACT AND CONTRACT CHANGES
The policy to which this rider is attached and any attached copy of this rider and other riders, endorsements and applications, including an application requesting a change, form the entire contract. No agent has the authority to change the contract or to waive any of its provisions.

INCONTESTABILITY
We shall not contest this rider after it has been in force during the lifetime of both Insureds or the lifetime of the Surviving Insured, if one Insured is deceased, for two years from its date of issue, and it may only be contested based on a statement made in the application for this rider and the policy to which is it attached, if the statement is attached to the contract. The statement upon which the contest is made shall be material to the risk accepted or the hazard assumed by us.

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ELIGIBLE EVENTS
If all the conditions for eligibility have been met, and all documentation we require has been received by us, we will pay benefits to the owner, under the following scenarios:

1.	While both Insureds are living and both Insureds are simultaneously chronically ill, payment will be made in accordance with the Chronic Illness Option;

2.	While both Insureds are living and both Insureds are simultaneously terminally ill, payments will be made in accordance with the Terminal Illness Option;

3.	While both Insureds are living and one Insured is chronically ill and the other Insured is simultaneously terminally ill, payments will be made in accordance with the Chronic Illness Option;

4.	After the death of one Insured, if the Surviving Insured is subsequently chronically ill, payments will be made in accordance with the Chronic Illness Option;

5.	After the death of one Insured, if the Surviving Insured is subsequently terminally ill, payments will be made in accordance with the Terminal Illness Option.

This rider does not pay benefits if both Insureds are alive and the eligibility criteria for either the Chronic Illness Option or the Terminal Illness Option are satisfied for only one Insured.

TERMINAL ILLNESS OPTION
Conditions for Eligibility

You are eligible to accelerate all or part of the policy's death benefit under the Terminal Illness Option when all of the following conditions have been met:

1.	The policy must be in force and at least one Insured must be living;

2.
We must receive due proof of terminal illness that includes written certification from a licensed physician(s) that if both Insureds are living, both are terminally ill; or if one Insured is deceased, the Surviving Insured is terminally ill;

3.	We must receive authorization from the Insured(s) to obtain copies of any relevant medical records that we require.

Benefit Payment

You may choose to receive a single lump sum benefit payment as an acceleration of the entire death benefit, or you may choose a one-time payment of a partial amount. We reserve the right to set a minimum of no more than $50,000 on the amount of the death benefit you may accelerate under the Terminal Illness Option.

If you choose to accelerate all or part of the death benefit and the eligibility conditions have been met, we will make a benefit payment equaling:

1.	The present value of the accelerated benefit assuming the remaining life expectancy of the Insured(s) and a discount factor, less

2.	Any due and unpaid premiums, including the premium for the month in which an accelerated benefit is approved, less

3.	A processing charge that will not exceed $150.

The discount factor we will use for determining the present value of the accelerated benefit will not exceed the greater of:

1.	The yield on 90-day Federal Treasury bills as of the date of payment; and

2.	The maximum statutory adjustable policy loan interest rate as of the date of payment.

We will make this determination based on information current as of the time we approve your request for accelerated benefits.

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Payment of the accelerated death benefit is due immediately upon receipt of due written proof of eligibility. We will make a partial or full payment under the Terminal Illness Option when we receive written certification that the Insured(s) is (are) terminally ill and we have approved the claim (see Notice and Proof of Claim). If there is an outstanding loan at the time the benefit payment is made, a portion of the payment will be used to reduce the loan in the same proportion as the reduction in the death benefit.

Payment will be made to the policyowner or the policyowner's estate while at least one Insured is living unless otherwise designated. If the Surviving Insured dies after the claim has been made, but before we make the payment, we will cancel the claim and pay the policy death benefit to the beneficiary(ies) designated in the policy. If the Surviving Insured dies after a partial payment has been made, we will deduct the amount already accelerated from the death benefit and pay the remaining amount to the beneficiary(ies).

Effect of Terminal Illness Benefit on Policy

If you accelerate all of the available death benefit, the policy and all other benefits under the policy based on the life (lives) of the Insured(s) will end. If you accelerate part of the death benefit, the policy and other benefits remain in force as described below. After the partial acceleration, you may make one additional full acceleration of the death benefit.

If you accelerate only a part of the death benefit, the remaining death benefit must be no less than $25,000. The policy will stay in force and the death benefit will be reduced. Policy values and the amount of insurance will be reduced in the same proportion as the reduction in the death benefit. Premiums or charges needed to keep the policy in force will be reduced. The new premiums or charges will be the ones that would apply if the policy had been issued at the reduced amount. A portion of the payment will be used to reduce any contract debt in the same proportion as the reduction in the death benefit.

Once you have exercised the Terminal Illness Option, whether you have accelerated all or only a part of the death benefit, you will no longer be eligible for the Chronic Illness Option. If you are receiving benefit payments under the Chronic Illness Option when you choose to exercise the Terminal Illness Option, any benefit payments you may be receiving under the Chronic Illness Option will end. If you have been receiving benefit payments under the Chronic Illness Option, the death benefit amount that we use to determine your payment under the Terminal Illness Option will be the reduced death benefit as described under Effect of Chronic Illness Benefit on Policy.

Effect of Terminal Illness Benefit on Other Riders

After a partial acceleration of the death benefit has been made, if the contract includes the Rider to Provide Lapse Protection, that rider will continue in force. The no-lapse contract fund will be reduced proportionately based on the reduction in the death benefit. Monthly charges will continue to be deducted from the no-lapse contract fund, but will be reduced based on the reduction of the death benefit amount (see Effect of Terminal Illness Benefit on Policy).

After a partial acceleration of the death benefit has been made, all other riders included will remain inforce.

CHRONIC ILLNESS OPTION
Conditions for Eligibility

You are eligible to receive an accelerated death benefit under the Chronic Illness Option when the following conditions have been met:

1.	The policy must be in force and at least one Insured must be living;

2.	You must not have received a benefit payment under the Terminal Illness Option;

3.	We must receive due proof of chronic illness that includes written certification from a licensed health care practitioner(s) that:

(a)	if both Insureds are living, (i) both are chronically ill or (ii) one Insured is chronically ill and the other Insured is terminally ill; or

(b)	if one Insured is deceased, the Surviving Insured is chronically ill;

4.	The elimination period must be satisfied unless waived (see Waiver of Elimination Period);

5.	We must receive authorization from the Insured(s) to obtain copies of any relevant medical records that we require.

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We have the right to complete, at our discretion and expense, a personal interview with and assessment of the Insured(s) and/or to have the Insured(s) examined by a licensed health care practitioner(s) of our choice, while a claim is pending or during a benefit period to confirm due proof of chronic illness. We may also contact an Insured's licensed health care practitioner(s) for confirmation of continued chronic illness. If there is a difference in opinion between an Insured's licensed health care practitioner(s) and ours, eligibility will be determined by a subsequent medical opinion provided by a licensed health care practitioner(s) who is mutually agreed upon by the Insured(s) and the Company.

If one Insured is chronically ill and the other Insured is simultaneously terminally ill, and all conditions of eligibility for each option have been met, you will receive benefits in accordance with the Benefit Payments section of the Chronic Illness Option. If the chronically ill Insured predeceases the terminally ill Insured, benefits will end on the date of death of the chronically ill Insured.

Waiver of Elimination Period

The elimination period will be waived by us if the following conditions have been met:

1.
The licensed health care practitioner(s) certifies that (a) the Surviving Insured is chronically ill and not expected to recover from the chronic illness during his/her lifetime; or (b) both Insureds are simultaneously chronically ill and neither is expected to recover from the chronic illness during his/her lifetime; or (c) one Insured is terminally ill and the other Insured is simultaneously chronically ill and not expected to recover from the chronic illness during his/her lifetime; and

2.	All other conditions of eligibility have been met and we approve the claim for benefits.

Benefit Payments

You may choose to receive a benefit payment each month, or you may choose to receive an annual payment for each benefit year. The total of the benefits payable for all contract years is up to the lifetime benefit amount (see Lifetime Benefit Amount).

If the benefit payments will, over time, cause the total payments to exceed the lifetime benefit amount, we will reduce the amount of the final payment so that the total payments under the rider equal the lifetime benefit amount (see Monthly Benefit Payment and Annual Payment).

When Payments Begin:

Subject to receipt of due written proof of eligibility including satisfaction of the elimination period, unless waived (see Waiver of Elimination Period), we will begin benefit payments on the monthly date on or following the date we approve the claim. The first benefit payment will include benefits payable retroactive to the monthly date on or following the date all conditions for eligibility were satisfied. You must provide evidence that all the eligibility requirements are met prior to every benefit year (see Conditions for Eligibility, Notice and Proof of Claim, and Recertification).

If a monthly date falls on a non-business day, the benefit payment will be made on the next following business day. Subsequent benefit payments will be payable as follows provided all conditions for eligibility are met:

1.	Each monthly benefit payment in a benefit year will be payable on each monthly date following the date of the first benefit payment; and

2.	Annual benefit payments will be paid on the monthly date at the beginning of each subsequent benefit year following the date of the first benefit payment.

If the policy is in default but not past the grace period at the time of claim, the first benefit payment will be reduced by the amount needed to bring the policy out of default (see Default). If the amount needed to bring the policy out of default is more than the amount of the first benefit payment net of the amount allocated to reduce any policy loan, the first benefit payment will be increased to an amount that will bring the policy out of default.

If there is an outstanding loan on the policy, a portion of each benefit payment will be used to reduce the loan on a pro-rata basis. If at any time while chronic illness benefits are being paid, contract debt exceeds the cash value of the policy, the amount of that excess will be deducted from the net benefits paid. If no benefits are payable during that month, or the excess contract debt exceeds the benefit payment, the contract will be in default and a payment will be required to keep the contract in force (see Default).

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Payments will be made to the policyowner or the policyowner's estate while at least one Insured is living unless otherwise designated. If the Surviving Insured dies after a claim has been made, but before we begin making payments, we will cancel the claim and pay the policy death benefit to the beneficiary(ies) designated in the policy. If the Surviving Insured dies while payments are being made, we will deduct the amounts already accelerated from the death benefit and pay the remaining amount to the beneficiary(ies).

If one Insured is chronically ill and the other Insured is terminally ill and the chronically ill Insured dies before the terminally ill Insured dies, you must inform us of the death. Any payments made after the death of the chronically ill Insured will reduce the death benefit. After the death of the chronically ill Insured, and while the terminally ill Insured is living, you may apply for terminal illness benefits.

When Payments End: Benefit payments will be made until the earliest of:

1.	The date you request in writing that we discontinue the benefit payments;

2.	The end of the benefit year after the eligibility requirements are no longer met for at least one Insured;

3.	The end of the benefit year unless a recertification is received for the following year;

4.	The date of death of the chronically ill Insured, if the other Insured is simultaneously terminally ill;

5.	The date the lifetime benefit amount is exhausted;

6.	The date a claim is approved under the Terminal Illness Option; and

7.	Any of the events under Termination occur.

The policy may still be in force when payments end. The death benefit and policy values will have been reduced as a result of any payments made prior to the date we stop payments or the rider terminates.

If you request that we discontinue monthly benefit payments under the Chronic Illness Option, and at a later date, within the same benefit year, want to resume the payments for the remainder of the benefit year, you may do so.

Lifetime Benefit Amount: The lifetime benefit amount is the maximum amount of life insurance that you can accelerate under the Chronic Illness Option of this rider. It is equal to the policy's death benefit at the beginning of the initial benefit year and will not increase after benefit payments begin. Any transactions you make that increase or decrease the death benefit of the policy prior to your initial claim will similarly affect the lifetime benefit amount. The initial lifetime benefit amount can be found in the contract data pages.

When you receive monthly benefit payments the remaining lifetime benefit amount that can be accelerated will be reduced each month by the amount of the monthly benefit payment. An annual benefit payment will reduce the remaining amount by twelve times the monthly benefit payment amount for that benefit year. The reductions in the remaining lifetime benefit amount that reflect deduction of payments will be made prior to any pro-rata adjustment for loan repayment (see Effect of Chronic Illness Benefit on Policy). Any decrease to the basic insurance amount of the policy occurring after benefits have been paid under the Chronic Illness Option of this rider will also reduce the lifetime benefit amount and the remaining benefits available under the Chronic Illness Option of this rider.

Monthly Benefit Payment: At the beginning of each benefit year, we will calculate the maximum monthly benefit payment for that year as described below. At the beginning of each subsequent benefit year, we will recalculate the maximum monthly payment amount.

Subject to a minimum payment of $500, if you choose to receive payments monthly, you may notify us prior to the beginning of each benefit year that you choose to receive less than the maximum monthly benefit payment amount. The monthly benefit payment amount may not be changed during the benefit year.

We determine the maximum monthly benefit payment amount each benefit year. The maximum monthly benefit payment is equal to the lowest of:

1.	The lifetime benefit amount multiplied by the monthly benefit percent;

2.	The per diem limitation in effect at the start date of the current benefit year times 30; and

3.	The initial daily benefit limit compounded annually, on each anniversary at the daily benefit limit compound rate, times 30.

The monthly benefit percent, initial daily benefit limit, and the daily benefit limit compound rate can be found in the contract data pages in the policy.

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Annual Payment: You may choose to receive the benefit payments on an annual basis. The annual benefit payment will equal the sum of the present value of each maximum monthly benefit payment for the benefit year. The payment amount will be discounted prior to any pro-rata adjustment for loan repayment (see Effect of Chronic Illness Benefit on Policy). The interest rate used to determine present value will be the one in effect on the benefit year start date and will not exceed the greater of:

1.	The yield on 90-day Federal Treasury bills as of the date of payment; and

2.	The maximum statutory adjustable policy loan interest rate as of the date of payment.

Effect of Chronic Illness Benefit on Policy

After we approve a claim and before benefit payments are made, the type of death benefit for the policy must be a Type A death benefit (see Death Benefit Provisions in your contract). The type of death benefit is shown in a contract data page. If your policy has a Type B or Type C death benefit, before benefit payments are made, the policy will be changed to a Type A death benefit. Once you have exercised the Chronic Illness Option, the policy's death benefit type must remain Type A, even if benefit payments are discontinued for any reason.

If your policy is a variable life insurance policy, the following will also apply:

1.
At the time you make your claim, you must authorize transfer of all amounts from the variable investment options to a non- variable option(s). Funds must remain in the non-variable option(s) while your claim is reviewed and during a benefit year. Fund transfers to variable investment options will not be allowed.

2.
After the end of a benefit year, if benefits are discontinued, or if the rider is terminated, if your policy is still in force, you must notify us if you wish to transfer funds from the non-variable option(s) to your choice of variable investment options (see Transfers). At this time, the initial transfer of funds from the non-variable option(s) to variable investment option(s) will not be counted as one of the 12 transfers allowed by your policy for that year.

While benefit payments are being made, the policy will remain in force in accordance with its terms. Monthly charges will be waived while benefit payments are being made, but if you have an outstanding loan, interest on the loan will continue to accrue (see Lapse Protection). You may continue to make premium payments.

The following contract values will be reduced proportionately by multiplying each by the reduction factor:

1.	Basic insurance amount.

2.	Contract fund.

3.	Alternate contract fund (if applicable).

4.	Surrender charges.

5.	No-lapse contract fund (if applicable).

6.	Outstanding loan.

You may choose to repay any contract debt before benefit payments begin. If there is an outstanding loan at the beginning of a benefit year or you take a loan during a benefit year, a portion of each benefit payment will be used to reduce the loan on a pro-rata basis. While you are receiving benefit payments, you may not take a withdrawal or decrease the policy's basic insurance amount.

If you choose to exercise the Terminal Illness Option, whether for a partial or a full acceleration, after you have begun receiving benefit payments under the Chronic Illness Option any benefit payments you may be receiving under the Chronic Illness Option will end. We will use the reduced basic insurance amount as described above to determine the accelerated payment amount under the Terminal Illness Option.

Effect of Chronic Illness Benefit on Other Riders

If the policy includes the Rider to Provide Lapse Protection, that rider will continue in force while benefit payments are being made. Monthly no-lapse charges will also be waived while benefit payments are being made and after you have received 25 monthly benefit payments or the annual equivalent (see Lapse Protection).

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Any other riders included will remain in force.

NOTICE AND PROOF OF CLAIM
Notice of Claim

To submit a claim for a benefit payment under this rider, notice of claim may be given to us at any time.

Claim Forms

Within 15 days of receiving notice of claim, we will provide you with any forms you will need to provide due proof of the terminal or chronic illness of the Insured(s). If such forms are not provided within 15 days after your request, it is considered that you have complied with the claim requirements if you submit written proof covering the occurrence, the character and the extent of the occurrence for which the claim is made.

Recertification for Chronic Illness Option

Due written proof that the Insured(s) is (are) chronically ill or one Insured is chronically ill and the other Insured is terminally ill and recertification, as defined in this rider, is required every year for benefit payments to continue under the Chronic Illness Option. Approximately ninety days prior to the end of each benefit year, we will send you a request for written recertification and proof of the chronic illness of the Insured(s) or chronic illness of one Insured and terminal illness of the other Insured. For continuous monthly benefits you must send us the information we ask for prior to the start of the next benefit year to satisfy us that the conditions for eligibility continue to be met. The new benefit year will begin following the end date of the prior benefit year.

If recertification is received within 90 days after the end of a preceding benefit year, the new benefit year will begin on the monthly date on or following the date on which we receive the recertification. Any request for benefits under this rider received more than 90 days after the end of the current benefit year will be treated as a new claim and the new benefit year will begin on the monthly date on or following the date on which all conditions of eligibility are met, including satisfaction of the elimination period unless waived (see Waiver of Elimination Period), and we approve the claim.

CHARGE FOR RIDER BENEFITS
On each monthly date, we will deduct charges for this rider from the contract fund and the alternate contract fund (if applicable). We deduct a per $1,000 charge, which is described in the contract data pages of your policy. We also deduct a monthly cost of insurance charge which is equal to the product of the factors A, B, and C, where:

A.	Equals the cost of insurance rate per $1,000 for this rider;

B.	Equals the benefit size discount factor; and

C.	Equals the net amount at risk (see Contract Fund in your policy) divided by $1,000.

The maximum cost of insurance for this rider and the benefit size discount factor can be found in the contract data pages.

If the policy includes the Rider to Provide Lapse Protection the monthly charges for this rider will be deducted from the no-lapse contract fund. We deduct a per $1,000 no-lapse charge, which is described in the data pages of your Rider to Provide Lapse Protection. We also deduct a monthly no-lapse cost of insurance charge which is equal to the product of the factors A, B, and C, where:

A.	Equals the no-lapse cost of insurance rate per $1,000 for this rider;

B.	Equals the benefit size discount factor; and

C.	Equals the no-lapse amount at risk divided by $1,000

The no-lapse cost of insurance rates can be found in the data pages for the Rider to Provide Lapse Protection.

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When we make a benefit payment under the Terminal Illness Option, we will deduct a processing charge of up to $150, and the monthly charges for this rider will end. When we make a benefit payment under the Chronic Illness Option, the monthly charges for this rider will end.

LAPSE PROTECTION
While you are receiving benefit payments under the Chronic Illness Option, we will waive all other monthly charges that would normally be deducted from the contract fund and alternate contract fund, if applicable, and no-lapse contract fund, if applicable, in order to prevent the policy from going into default. We will continue to waive monthly charges until you notify us to discontinue benefit payments, the Insured(s) fail(s) to recertify, or this rider terminates. Once you have received 25 monthly benefit payments or the annual equivalent, all monthly charges for the contract will be permanently waived as long as this rider is in effect, even if benefit payments are no longer being made. However, if you request that we remove this rider, choose to discontinue benefit payments, or if the Insured(s) no longer has (have) a chronic illness or fail(s) to recertify before you have received 25 monthly benefit payments or the annual equivalent, deductions and monthly charges from the contract fund and alternate contract fund, if applicable and no-lapse contract fund, if applicable, will resume and you may need to make additional payments into the policy to protect it from lapse.

REINSTATEMENT
If this rider is in effect when the policy has lapsed, this rider may be reinstated when the policy is reinstated. The reinstatement will be subject to all the terms and conditions of reinstatement in the policy to which this rider is attached.

WRITTEN CONSENT
Before the options in this rider can be exercised, you must also provide the consent, in writing, of any assignee and irrevocable beneficiary(ies) on the policy authorizing the acceleration of the policy's death benefit.

STATEMENT OF EFFECT OF PAYMENT OF ACCELERATED BENEFIT
At time of claim, we will advise you in writing of the amount of benefit available to you under the option you have chosen and the effect on the policy at that time, including details about the effect the acceleration of death benefits will have on the policy values, such as cash value, death benefit, charges, and policy loans.

REPORT OF ACCELERATED BENEFITS PAID
We will provide a written report of the amount of accelerated benefits and the effect of those payments on the remaining amount of benefits available to you for acceleration under the option, the policy death benefit, policy charges, cash value and contract fund value.

TERMINATION
This rider will end on the earliest of:

1.	The date the grace period ends if the policy is in default;

2.	The date you request in writing that we remove the rider;

3.	The date a payment of a full accelerated death benefit is made due to terminal illness;

4.	The date of death of the second of the Insureds to die; and

5.	The date the policy ends under the Right to Cancel, Death Benefit, Surrender, or Change in Plan provisions.

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Termination of this rider shall not prejudice the payment of benefits for any eligible events, as described in this rider, that occurred while this rider was in force. If a claim for benefits is being made after termination of the rider, we will require evidence that the Insured(s) were chronically ill and/or terminally ill prior to the termination of the rider. If you request that we remove this rider, all benefits and restrictions under this rider will cease.

This rider is attached to and made part of the contract on the contract date. The rider provisions apply in lieu of any policy provisions to the contrary.

Pruco Life Insurance Company,

By

Secretary

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